THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: Signature (Joint Owners) Signature [PLEASE SIGN WITHIN BOX] Date Date SCAN TO VIEW MATERIALS & VOTE 0 0 0 0 0 0 0000553886_1 R1.0.0.24 C/O GASLOG LNG SERVICES LTD. 69 AKTI MIAOULI 18537 PIRAEUS GREECE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 05/11/2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/GLOP2022 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 05/11/2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Board of Directors recommends you vote FOR proposals 1 and 2. For Against Abstain 1. To elect Roland Fisher as class I Director to serve for three-year term until the 2025 Annual Meeting or until his successor has been elected or appointed. 2. To ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2022. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

0000553886_2 R1.0.0.24 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement are available at www.proxyvote.com GASLOG PARTNERS LP Annual Meeting of Limited Partners May 12, 2022 10:00 A.M. Eastern Daylight Time This proxy is solicited by the Board of Directors The limited partner(s) hereby appoint(s) Paolo Enoizi and Sarah L. Larkins, or either of them, as proxies, each with the power to appoint his/ her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common units of GASLOG PARTNERS LP that the limited partner(s) is/ are entitled to vote at the Annual Meeting of Limited Partners to be held at 10:00 A.M., Eastern Daylight Time on May 12, 2022, virtually at www.virtualshareholdermeeting.com/ GLOP2022 and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side